FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2015
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA Fluor Awarded Miguel Hidalgo Refinery

Upgrade Contract in Mexico

November 18, 2015 Mexico City — ICA Fluor, the industrial construction joint venture of Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA) and Fluor Corporation (NYSE: FLR), announced today that signed a contract with Pemex Transformacion Industrial to supply detail engineering, procurement and construction (EPC) services for the utilities and offsites that are part of the Tula Refinery upgrade at Hidalgo, Mexico. The total contract value is $1.1 billion.

This contract results from the joint efforts of Pemex Transformacion Industrial (formerly Pemex Refinacion) and ICA Fluor to continue with the modernization process of the Tula Refinery.

“This project is a major step to increase Pemex’s competitivity,” said Juan Carlos Santos Fernandez, Director General of ICA Fluor. “We are proud to be in the position to support them in the development of the strategic projects required by the country, providing Mexican engineering and construction resources.”

Once the upgrade project is completed, the refinery’s processing capacity will increase from 315,000 barrels per day to 340,000 barrels per day.

The project’s mechanical completion is scheduled for the second quarter of 2018.

This press release contains projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. is Mexico's largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems and real estate. Founded in 1947, ICA is listed on the Mexican and New York Stock exchanges. For more information, visit www.ir.ica.mx

ICA Fluor is the leading industrial engineering-construction company in Mexico, dedicated to the engineering, procurement, construction and maintenance of industrial facilities in the oil and gas, chemical, petrochemical, automotive, power, mining and telecommunication industries.

Fluor Corporation (NYSE: FLR) is a global engineering and construction firm that designs and builds some of the world's most complex projects. The company creates and delivers innovative and integrated solutions for its clients in engineering, procurement, fabrication, construction, maintenance and project management on a global basis. For more than a century, Fluor has served clients in the energy, chemicals, government, industrial, infrastructure, mining and power market sectors. Headquartered in Irving, Texas, Fluor ranks 136 on the FORTUNE 500 list. With 40,000 employees worldwide, the company's revenue for 2014 was $21.5 billion. Visit Fluor at www.fluor.com and follow on Twitter @FluorCorp.

For more information, please contact: Elena Garcia elena.garcia@ica.mx Gabriela Orozco gabriela.orozco@ica.mx relacion.inversionistas@ica.mx +(5255) 5272 9991 x 3608	Gabriel de la Concha gabriel.delaconcha@ica.mx Chief Financial Officer In the US: Daniel Wilson, Zemi Communications +(1212) 689 9560 dbmwilson@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2015	Empresas ICA, S.A.B. de C.V. /s/ Gabriel de la Concha Guerrero Name: Gabriel de la Concha Guerrero Title: Chief Financial Officer